UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 1-9047

A.Full title of the plan and the address of the plan, if different from that of issuer named below:

Rockland Trust Company Employee Savings,
Profit Sharing and Stock Ownership Plan

B.Name of the issuer of the securities held pursuant to the Plan and the address of its principal office:

Independent Bank Corp.
Office Address: 2036 Washington Street, Hanover, Massachusetts 02339
Mailing Address: 288 Union Street, Rockland, Massachusetts 02370

As filed on June 25, 2021

Table of Contents
ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN

Contents	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule*
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12

Signatures	15

Exhibit Index
Exhibit 23.1 Consent of Ernst & Young LLP

* Other schedules, required by Section 2520.103.10 of the Department of Labor Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they were not applicable.

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of the Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2020 and 2019, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2010.
Boston, Massachusetts
June 25, 2021

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Benefits
	December 31,
	2020	2019
Assets
Investments, at fair value
Mutual funds	$177,834,932	$149,893,813
Collective investment trusts	14,206,420	9,252,610
Independent Bank Corp. common stock	18,404,036	21,287,379
Self-directed brokerage account	589,552	441,587
Total investments, at fair value	211,034,940	180,875,389
Notes receivable from participants	4,062,622	3,887,745
Total assets	$215,097,562	$184,763,134
Liabilities
Excess contributions payable	$—	$5,867
Total liabilities	$—	$5,867
Net assets available for benefits	$215,097,562	$184,757,267

See accompanying notes.

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
Statements of Changes in Net Assets Available for Benefits
	Years Ended December 31,
	2020	2019
Additions
Investment income
Net appreciation in fair value of investments	$17,725,996	$26,506,077
Interest and dividends	5,844,771	5,160,627
Total investment income	23,570,767	31,666,704
Interest income on notes receivable from participants	166,428	161,778
Contributions
Participant	9,668,625	8,597,944
Rollover	1,537,852	3,015,934
Employer	7,157,513	6,573,030
Total contributions	18,363,990	18,186,908
Total additions	42,101,185	50,015,390
Deductions
Benefit payments	11,618,285	9,214,827
Administrative expenses	142,605	136,139
Total deductions	11,760,890	9,350,966
Net increase	30,340,295	40,664,424
Net assets available for benefits
Beginning of year	184,757,267	144,092,843
End of year	$215,097,562	$184,757,267
See accompanying notes.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2020

(1)Description of the Plan
The following description of the Rockland Trust Company (the “Company” or “Plan Sponsor” or “Plan Administrator”) Employee Savings, Profit Sharing and Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.
(a)General
The Plan is a defined contribution plan covering all eligible employees of the Company. Employees are eligible to participate in the Plan, regardless of age. In order to be eligible to receive the Company matching contributions, qualified Safe Harbor and discretionary non-elective contributions, and supplemental non-elective contributions, employees must have completed one year of service, and complete 1,000 hours of service within that year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
(b)Contributions
Under the provisions of the Plan, subject to Internal Revenue Service (“IRS”) limitations, employees who participate in the Plan may contribute up to 99% of their compensation each payroll period on a pre‑tax basis and up to an additional 10% of their compensation on an after‑tax basis. However, the total contribution may not exceed 99% of compensation. Participants may also contribute amounts representing distributions from other qualified plans.
For the year ended December 31, 2020, the IRS contribution limit was $19,500 with a $6,500 catch‑up provision for participants age 50 or above.
The Plan provides for automatic enrollment and an annual autoescalation of deferrals. Company employees will be deemed to have made an election to defer 6% of their compensation commencing with the first payroll following thirty days of employment, or as soon as administratively feasible. Employees who are deemed to have made an automatic enrollment election and have not actively changed this election will have their election autoescalate annually at a rate of 1%, not to exceed 10% on a year over year basis. All employees are given notice regarding this enrollment feature and may elect a different deferral election or make no deferral at that time.
Participants direct their contributions into various investment options offered by the Plan. The Plan currently offers 30 mutual funds, one of which is a collective investment trust, as well as a personal access fund, which is an investment option that enables participants to set up their own brokerage account, with all related brokerage fees incurred by the participant, through TD Ameritrade Brokerage Services, Inc. The Plan also offers the common stock of Independent Bank Corp., the parent company of the Plan Sponsor, as an investment option for the participants.
Under the Plan, the Company will contribute the following:
1)Matching contributions equal to 25% of the amount of the employee deferral (less any catch up contributions), up to the first 6% of the employee's qualified compensation (subject to IRS limitations). Company matching contributions to the Plan are made each pay period, therefore, a participant must be actively employed and making a pre-tax employee deferral during that pay period in order to share in the matching contribution.

2)Non-elective contributions for each participant include a 3% Safe Harbor contribution and a 2% discretionary contribution of qualified compensation. Company non-elective contributions to the Plan are made each pay period, therefore, a participant must be actively employed and receiving eligible compensation during that pay period in order to share in the non-elective contribution.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2020

3)Supplemental non-elective contributions equal to 5% of the amount by which an employee's eligible compensation exceeds the Social Security wage base (an amount published each year by the Social Security Administration, and indexed for inflation). For 2020, the Social Security wage base was $137,700. The supplemental non-elective contribution is also subject to certain other limits imposed by the Internal Revenue Code (“IRC”). Company supplemental non-elective contributions to the Plan are made each pay period, when applicable, therefore, a participant must be actively employed and receiving eligible compensation during that pay period in order to share in the supplemental non-elective contribution.

4)Discretionary contributions for employees that are actively employed on the last day of the Plan year. In addition, those participants whose employment terminated during the year because of retirement under the Company's retirement plan or because of disability, death or for any reason after the attainment of age 65 shall share in the discretionary contribution. The discretionary contribution is allocated to the individual accounts of qualifying participants in the ratio that each qualifying participant's compensation for the Plan year bears to the total compensation of all qualifying participants. There were no discretionary contributions made in 2020 or 2019.

5)Qualified non-elective contributions can be made on behalf of each non-highly compensated participant. The Company may make a qualified non-elective contribution equal to a uniform percentage of compensation, which percentage will be determined each year by the employer. Participants must complete a year of service during the Plan year and be actively employed on the last day of the Plan year to share in this qualified non-elective contribution. There were no qualified non-elective contributions made in 2020 or 2019.

(a)Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (i) the Company's contributions and (ii) Plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
(b)Vesting
Participants are immediately vested in all contributions plus actual earnings thereon.
(c)Loans to Participants
Participants may borrow from their fund accounts a minimum loan amount of $500 up to a maximum of $50,000 (reduced by the highest outstanding loan balance in the previous 12 months or 50% of the participant's vested Contribution Account Balance, as defined by the Plan's Loan Policy, whichever is less). No more than four loans per participant may be outstanding. The loans are secured by the vested balance in the participant's account and bear interest at rates that range from 3.25% to 7.00%, as determined by the Plan Administrator, which are commensurate with local prevailing rates. Loans must be repaid within five years; however, loans for the purchase of a primary residence may be repaid over a longer period, as determined by the Plan Administrator. Loans made to participants are presented as "Notes receivable from participants" within the Statement of Net Assets Available for Benefits.
The Coronavirus Aid, Relief, and Economic Security Act ("CARES Act), enacted on March 27, 2020 in response to the COVID-19 pandemic, allowed for certain relief provisions for participant loans which included a temporary increase in maximum loan amount to $100,000 or 100% of the vested balance. This provision was offered for a 180-day period, beginning upon enactment of the CARES Act and ended on September 22, 2020. In addition, the CARES Act provisions granted temporary payment deferrals on outstanding participant loans during the period from CARES Act enactment through December 31, 2020, with repayments beginning on January 1, 2021. The plan administrator complied with these provisions, offering relief options to eligible participants, on an as needed basis.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2020

(d)Payment of Benefits
Upon termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant's interest in his or her account in a lump-sum distribution (rollover treatment, if eligible), or installment payments over a period of not more than the employee's assumed life expectancy. However, if the employee's vested benefits under the Plan do not exceed $5,000, the benefit will be distributed in a single lump-sum distribution (rollover treatment required by the IRS if timely notice is not received from the employee). Certain participants, when they have attained age 59 1/2 and are actively working, may elect a pre-retirement distribution in the form of an in-service withdrawal.
At the discretion of the Plan Administrator, in the event of extreme financial hardship as defined in applicable IRC, a participant may withdraw some or all of their vested balances subject to applicable penalties. During 2020, the CARES Act provided an optional provision waiving the distribution penalty for a coronavirus related distribution ("CRD"). The final day for a plan participant to request a CRD was September 22, 2020.
Distribution of benefits attributable to investments other than those attributable to the Independent Bank Corp. common stock will be in the form of cash. Distribution of benefits attributable to the Independent Bank Corp. common stock will be in the form of cash, Independent Bank Corp. common stock, or both, at the participant's discretion.
(e)Dividend Reinvestment and Voting Rights
Dividends paid on investments in Independent Bank Corp. common stock within the Plan will be paid to the Plan and allocated to participant accounts and may be distributed in cash no later than 90 days after the close of the Plan year in which they were paid, or may be reinvested in Independent Bank Corp. common stock. Dividends reinvested may participate in the Company's 2014 Dividend Reinvestment and Stock Purchase Plan which may allow up to a 5% discount of dividends reinvested in Independent Bank Corp. common stock.
Participants (or beneficiaries), as holders of Independent Bank Corp. common stock, will direct Reliance Trust Company, the Plan Trustee, as to the manner in which the voting rights are to be exercised for all Independent Bank Corp. common stock held as part of the Plan assets.
(f)Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, no further contributions will be made to the Plan and all amounts credited to participants' accounts will continue to be 100% vested. The distribution of the accounts will be done as soon as practicable in a manner permitted by the Plan.

(2) Summary of Significant Accounting Policies

a.Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual basis of accounting.
b.Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2020

c.Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan's realized gains or losses on investments sold, as well as unrealized gain or loss on investments held during the year.
d.Notes Receivable From Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. With the exception of payment deferrals granted in 2020 as part of the aforementioned CARES Act provisions, if a participant ceases to make loan repayments for a period of time, in accordance with the Plan, the loan will be deemed distributed. Upon distribution, the participant loan balance is reduced and a benefit payment is recorded. Deemed distributions totaled $121,415 and $209,634 in 2020 and 2019, respectively.
e.Benefits Paid
Benefits are recorded upon distribution. As of December 31, 2020 there were no allocated distributions to accounts of participants who had elected to withdraw from the plan, which had not yet been paid, and $2,670 of such distributions as of December 31, 2019.
f.Refundable Contributions
There were no participant contributions made in excess of amounts allowed by the IRS, at December 31, 2020 and and $5,867 at December 31, 2019, respectively. These contributions were refunded by the Plan to certain participants after the end of the Plan year and in accordance with our Plan provisions as a Safe Harbor Plan. These contributions, as applicable, are included as a Plan payable on the Statement of Net Assets and grouped with benefit payments on the Statement of Changes in Net Assets.
g.Administrative Expenses
Administrative expenses including investment related fees are paid directly by the Plan and are reflected in the Plan's Statements of Changes in Net Assets Available for Benefits. In addition, included within the Plan's net investment income, in the accompanying Statement of Changes in Net Assets Available for Benefits, are certain investment related expenses included in the unrealized appreciation of fair value of investments.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2020

(3) Fair Value Measurements
Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Plan’s own assumptions are set to reflect those that the Plan believes market participants would use in pricing the asset or liability at the measurement date. If there has been a significant decrease in the volume and level of activity for the asset or liability, regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. The Plan uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from one level to another.
The Fair Value Measurements and Disclosures Topic of the FASB ASC defines fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the Fair Value Measurements and Disclosures Topic of the FASB ASC are described below:
Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Plan in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Valuation Techniques
Mutual Funds
These investments are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Collective Investment Trusts
Investments in collective investment trusts are valued at the NAV as determined by using estimated fair value of the underlying assets held in the fund. NAV is used as a practical expedient for fair value. The NAV is provided by the investment manager of the trust.
Common Stock
Independent Bank Corp. common stock and common stock held in participant-directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2020

Personal Access Fund
The personal access fund is comprised of investments in mutual funds, including exchange traded funds "ETF", common stocks, and cash and cash equivalents. Investment balances in the personal access fund are presented within the "Self-directed brokerage account" on the Statement of Net Assets Available for Benefits.
The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value, on a recurring basis, as of December 31, 2020 and 2019:

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Balance	(Level 1)	(Level 2)	(Level 3)
Description	As of December 31, 2020
Mutual funds	$177,834,932	$177,834,932	—	—
Common stock	18,404,036	18,404,036	—	—
Self-directed brokerage account	589,552	589,552	$—	$—
Total assets in the fair value hierarchy	$196,828,520	$196,828,520	$—	$—
Investments in collective investment trusts (a) (b)	14,206,420	—	—	—
Total investments, at fair value	$211,034,940	$196,828,520	$—	$—

Description	As of December 31, 2019
Mutual funds	$149,893,813	$149,893,813	—	—
Common stock	21,287,379	21,287,379	—	—
Self-directed brokerage account	441,587	441,587	$—	$—
Total assets in the fair value hierarchy	$171,622,779	$171,622,779	$—	$—
Investments in collective investment trusts (a) (b)	9,252,610	—	—	—
Total investments, at fair value	$180,875,389	$171,622,779	$—	$—

(a)In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

(b)This category includes common collective trusts (CCTs), for which the collective investment and reinvestment of assets contributed from employee benefit plans are maintained by more than one plan. The objective of the common collective trust funds is to provide investment results that correspond to the total return performance of its underlying securities. There are no unfunded commitments and no significant withdrawal restrictions.

The Plan has no assets that are measured on a nonrecurring basis as of December 31, 2020 and 2019.

There were no transfers between the Levels of the fair value hierarchy for any assets measured at fair value for the years ended December 31, 2020 and 2019. In addition, there were no Level 3 investments held during the years ended December 31, 2020 and 2019.

(4) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of total assets per the audited financial statements to the Form 5500 at December 31, 2020 and 2019:

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2020

	2020	2019
Net assets available for benefits per the audited financial statements	$215,097,562	$184,757,267
Less: deemed distributed loans (1)	(121,415)	(209,634)
Total net assets per the Form 5500, Schedule H, Part 1 (line 1(l))	$214,976,147	$184,547,633

The following is a reconciliation of benefit payments per the audited financial statements to the Form 5500:

	2020	2019
Benefit payments per the audited financial statements	$11,618,285	$9,214,827
Less: payments of deemed distributed loans including interest (1)	(129,016)	(37,683)
Plus: deemed distributed loans	40,795	102,545
Benefits paid to participants per the Form 5500	$11,530,064	$9,279,689

(1)In the financial statements of the Plan, delinquent loans remain as assets of the Plan. However, for the Form 5500 reporting purposes delinquent loans are removed from Plan assets and reported as a benefit paid to a participant.

(5) Risks and Uncertainties

The variety of investment options are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(6) Related Party and Parties-in-Interest Transactions

Investments in shares of the common stock of Independent Bank Corp., the parent company of the Company, qualify as related party transactions. Transactions with respect to participant loans also qualify as party-in-interest transactions.

(7) Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated September 13, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and, therefore, the related trust is tax-exempt. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.
Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not, would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and concluded that as of December 31, 2020 and 2019, there were no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(8) Plan Merger and Amendment

Effective April 1, 2019, the Plan was amended for the merger of the Blue Hills Bancorp, Inc. ("BHB") employees into the Company. The amendment provides for the determination of benefits for certain former employees of BHB. In accordance with the Plan, qualified contributions can be rolled into the Plan. Rollover contributions from

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2020

the BHB plan are included in the Statement of Changes of Net Assets Available for Benefits for the year ended December 31, 2019.

	ROCKLAND TRUST COMPANY
	EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
	Plan No: 002
	E.I.N: 04-1782600
	December 31, 2020
	Identity of Issue, Borrower, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	T. Rowe Price Growth Stock Fund - Investor Class	Mutual Fund	$41,848,719
	Janus Henderson Balanced Fund - Class I	Mutual Fund	34,324,887
	iShares S&P 500 Index Fund - Institutional Shares	Mutual Fund	21,477,031
	Delaware Value Fund - Institutional Class	Mutual Fund	11,278,161
	Federated Total Return Bond Fund - Class R6	Mutual Fund	10,375,925
	iShares MSCI EAFE International Index Fund - Class K	Mutual Fund	9,349,839
	Neuberger Berman Genesis Fund - Class R6	Mutual Fund	8,829,813
	Deutsche Global Income Builder Fund - Class R6	Mutual Fund	6,434,123
	Virtus NFJ Mid-Cap Value - Class P	Mutual Fund	4,707,373
	Calvert Emerging Markets Equity Fund - Class I	Mutual Fund	2,981,476
	American Funds 2025 Target Date Retirement Fund - Class R5	Mutual Fund	2,792,241
	American Funds 2020 Target Date Retirement Fund - Class R5	Mutual Fund	2,505,933
	Deutsche Short Duration Fund - Class R6	Mutual Fund	2,400,088
	Deutsche Global Real Estate Securities Fund - Institutional Class	Mutual Fund	2,303,862
	PIMCO Global Bond Opportunities Fund (unhedged) Administrative	Mutual Fund	2,097,956
	American Funds 2035 Target Date Retirement Fund - Class R5	Mutual Fund	1,968,032
	American Fund 2030 Target Date Retirement Fund - Class R5	Mutual Fund	1,853,386
	Credit Suisse Commodity Return Strategy Fund - Class A	Mutual Fund	1,836,616
	Hartford Floating Rate Fund - Class Y	Mutual Fund	1,664,991
	MFS Global High Yield Fund - Class R6	Mutual Fund	1,473,090
	Wes Inflation IDXD Plus Bond	Mutual Fund	1,407,513
	American Funds 2045 Target Date Retirement Fund - Class R5	Mutual Fund	1,074,814
	American Funds 2040 Target Date Retirement Fund - Class R5	Mutual Fund	906,602
	American Funds 2055 Target Date Fund - Class R5	Mutual Fund	706,730
	American Funds 2060 Target Date Fund - Class R5	Mutual Fund	670,087
	American Funds 2050 Target Date Retirement Fund - Class R5	Mutual Fund	482,816
	American Fund 2015 Target Date Retirement Fund - Class R5	Mutual Fund	49,286
	American Funds 2010 Target Date Fund - Class R5	Mutual Fund	33,542

			177,834,932

	Putnam Stable Value Fund	Collective Investment Trust	14,206,420

*	Independent Bank Corp.	Common Stock	18,404,036
	Personal Access Fund
	TD Ameritrade Money Market Portfolio	Cash and Cash Equivalents	9,652

	ROCKLAND TRUST COMPANY
	EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
	Plan No: 002
	E.I.N: 04-1782600
	December 31, 2020
	Identity of Issue, Borrower, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

	Vanguard Total Bond Market Index Fund ETF	Common Stock	47,798
*	Independent Bank Corp.	Common Stock	43,751
	GrafTech International LTD	Common Stock	43,482
	iShares Trust Core S&P 500 ETF	Common Stock	35,662
	iShares Core US Aggregate Bond ET ETF	Common Stock	34,039
	Vanguard FTSE Developed Markets Index Fund ETF	Common Stock	33,424
	SilverBow Resources, Inc.	Common Stock	32,337
	Farmland Partners, Inc.	Common Stock	22,446
	iShares Core MSCI Emerging Markets ETF	Common Stock	21,776
	Vanguard Intermediate-Term Corporate Bond ETF	Common Stock	13,308
	Floor & Decor Holdings, Inc. - Class A	Common Stock	10,863
	Farmland Partners, Inc. - Participating PFD Series B	Common Stock	10,492
	Oaktree Strategic Income Corp.	Common Stock	9,068
	Berkshire Hathaway, Inc. - Class B	Common Stock	6,029
	Wisdomtree Trust Emerging Markets Small Cap ETF	Common Stock	5,965
	Fiverr International LTD	Common Stock	4,878
	Wells Fargo & Company	Common Stock	4708
	NVR, Inc.	Common Stock	4080
	Bank of America Corporation	Common Stock	3334
	Invesco KBW Bank ETF	Common Stock	3124
	JP Morgan Chase & Co.	Common Stock	2796
	Charles Schwab Corporation	Common Stock	2705
	Sea Limited	Common Stock	1991
	Etsy, Inc.	Common Stock	1779
	Fastly, Inc.	Common Stock	1747
	Pinterest, Inc.	Common Stock	1318
	Chicken Soup for the Soul Entertainment, Inc.	Common Stock	1103
	Diamond Offshore Drilling	Common Stock	13
	General Electric Company	Common Stock	11

	Fidelity US Bond Index Fund	Mutual Funds	59,889
	Fidelity Contrafund	Mutual Funds	61,472
	DFA International Small Company Portfolio	Mutual Funds	19,228
	DFA US Small Cap Value Institutional Class	Mutual Funds	16,824
	Fam Value Investor Class	Mutual Funds	4,011

	ROCKLAND TRUST COMPANY
	EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
	Plan No: 002
	E.I.N: 04-1782600
	December 31, 2020
	Identity of Issue, Borrower, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	Mairs & Power Growth Fund Investor Class	Mutual Funds	3,671
	Royce Premier Fund Investment Class	Mutual Funds	3,275
	Tweedy, Browne Global Value Fund	Mutual Funds	3,202
	Fidelity Low Priced Stock Fund	Mutual Funds	3,170
	Federated Hermes Prime Value Obligations	Mutual Funds	1,131
			589,552

*	Loans to Participants	Interest rates 3.25% to 7.00%	4,062,622
			$215,097,562
	*Represents a party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
(Name of Plan)

Date: June 25, 2021	/s/ Mark J. Ruggiero
Mark J. Ruggiero
Chief Financial Officer of Independent Bank Corp.

Exhibit Index

Exhibit #	Exhibit Description
23.1	Consent of Ernst & Young LLP dated June 25, 2021